Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam,
British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

Greenbriar Executes Binding Agreement to Acquire the 1,361 Acre Cordero Ranch Project Located in Cedar City, Utah

February 4, 2025	Trading Symbol:
TSX Venture Exchange: GRB
US OTC Market: GEBRF

Scottsdale, Arizona, February 4, 2025 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC Pink: GEBRF) ("Greenbriar" or the "Company") is pleased to announce that it has executed a binding agreement to acquire the 1,361 Acre Cordero Ranch project located in Cedar City, Utah.

Mr. Tommy Sullivan, Chairman of our real estate advisory board and an investor in Greenbriar, purchased the Cordero Ranch property in 2002 in Cedar City, Utah and comprised of 1,361 acres. The property was annexed into the city in 2008 in exchange for Mr. Sullivan gifting adjudicated water rights to the city. On December 7th, 2009 the city executed a Master Plan Development Agreement for Cordero Ranch that is still in full force and effect today, approving and authorizing the construction of 6,726 homes and with the city providing full water, sewer and ancillary services. The 6,726 homes in the Master Plan comprise 2,034 acres with 4,501 of these fully approved homesites within a 1,361 acres keystone center parcel.

The company has engaged Watson Engineering, who will prepare a revised Master Plan that will augment the original plan above with a new south campus space for SUU (Southern Utah University), and include retail, offices, married student housing, and small sustainable entry-level homes, (average approximately 1,000 SF) starting at $300,000+. From the community side, our master planning and approval process is supported by Matt Hall, Director of International Affairs for the LDS, Senator Evan Vickers of Cedar City, and Ric Hollman, the former city manager for 16 years of Cedar City. We will update everyone when the revised Master Plan is filed. Once complete, the approval process in Utah is less than six (6) months for full approval of the new plan.

Note that the complex environmental and political issues that Greenbriar is addressing in California, and where approval processes can take six (6) years, do not exist in Southern Utah.  The approval process in Utah is an order of magnitude faster (approximately six months).

From the advisory and sales-side we partnered with our brokerage partner and close friend Colonel Dan S. Roberts, a highly recognized and respected member of the community.  Dan's family founded Southern Utah University (SUU) in 1897 and his family and close friends have served SUU in many executive level capacities, including the current President. Additionally, Dan retired as a Colonel serving for 34 years in the Utah National Guard.

"Greenbriar Sustainable Living Inc. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trademark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Dan and the Greenbriar team recently met in person with the leadership of SUU.  SUU leadership regularly execute 30-year lease agreements on housing.  SUU leadership indicated at our meeting that their intent is to grow the University from 14,700 students to 30,000 students.  Housing is the main constraint. Because our property is over two square miles, we can offer SUU students a south campus location with specialized activity space, recreational facilities, and married student housing.  Married student housing is critically important as 30% of the student body is married and this type of housing is in high demand.

This distinctive housing solution is possible because of Mr. Tommy Sullivan, and his buying both a significant and substantial piece of real estate 23 years ago and holding this property for what is now the right moment. We have a binding agreement with Tommy to proceed with this acquisition.  Once we file the revised Master Plan and negotiate the lease agreements with SUU, we will finalize related cash acquisition details and subject to mutual approvals.

On a separate note and in regard to Sage Ranch in Tehachapi, California, Greenbriar and Voya are now finishing the final loan agreement to build Sage Ranch in anticipation of the city filing the revised water report to the court in the offing.  We are optimistic regarding a positive resolution on Sage Ranch.

About Greenbriar Sustainable Living:

Greenbriar is a developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued sustainable assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

Ph.: +1 (949) 903-5906

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements relating to the Amended MD&As and the 2024 Annual Financial Statements, including the anticipated adjustments to be reflected in the 2024 Annual Financial Statements and the expected filing thereof. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof. Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: market prices, continued availability of capital financing and general economic, market or business conditions. Market conditions could alter the projects of Greenbriar and such potential events like bad credit markets, worldwide economic depression, unforeseen regulatory hurdles or acts of God, could inhibit or prevent some or all of the Greenbriar projects from materializing or completing. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. For more information on the Company and important factors that could cause actual results to differ materially from the Company's expectations, investors should review the Company's continuous disclosure filings that are available on SEDAR+ at www.sedarplus.ca. Forward-looking statements contained herein are made as of the date hereof. No obligation is undertaken to update publicly or otherwise revise any forward-looking statements or the foregoing lists of factors and assumptions, whether as a result of new information, future events or results or otherwise, except as required by law.

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"Greenbriar Sustainable Living Inc. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trademark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF